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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trina Solar Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G90565105
(CUSIP Number)
November 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G90565105	Page	2	of	11

1	NAMES OF REPORTING PERSONS Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,452,242

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		136,452,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,452,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
** Based on 2,172,564,728 ordinary shares of Trina Solar Limited outstanding as at December 31, 2006.

CUSIP No.	G90565105	Page	3	of	11

1	NAMES OF REPORTING PERSONS Cofra Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,452,242

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		136,452,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,452,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
** Based on 2,172,564,728 ordinary shares of Trina Solar Limited outstanding as at December 31, 2006.

CUSIP No.	G90565105	Page	4	of	11

1	NAMES OF REPORTING PERSONS Good Energies (UK) LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,452,242

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		136,452,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,452,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
** Based on 2,172,564,728 ordinary shares of Trina Solar Limited outstanding as at December 31, 2006.

CUSIP No.	G90565105	Page	5	of	11

1	NAMES OF REPORTING PERSONS Good Energies Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,452,242

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		136,452,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,452,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
** Based on 2,172,564,728 ordinary shares of Trina Solar Limited outstanding as at December 31, 2006.

CUSIP No.	G90565105	Page	6	of	11

1	NAMES OF REPORTING PERSONS Good Energies AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,452,242

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		136,452,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,452,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
** Based on 2,172,564,728 ordinary shares of Trina Solar Limited outstanding as at December 31, 2006.

CUSIP No. G90565105	SCHEDULE 13G	Page 7 of 11 Pages
Item 1.
(a)	Name of Issuer:

The name of the issuer is Trina Solar Limited.

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
Item 2.
(a)	Name of Person Filing:

This statement is filed by:
(i)	Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited;

(ii)	Cofra Jersey Limited;

(iii)	Good Energies Inc;

(iv)	Good Energies (UK) LLP; and

(v)	Good Energies AG.
(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Good Energies II LP is at 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands.

The address of the principal business office of Good Energies General Partner Jersey Limited is at 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands.

The address of the principal business office of Cofra Jersey Limited is at 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands.

The address of the principal business office of Good Energies Inc is at 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA.

The address of the principal business office of Good Energies (UK) LLP is at Fifth Floor 29 Farm Street, London, W1J 5RL, England.

The address of the principal business office of Good Energies AG is at Grafenauweg 4, PO Box CH-6301, Zug, Switzerland.

(c)	Citizenship:

Good Energies II LP is a limited partnership organized under the laws of Jersey, the Channel Islands. Good Energies General Partner Jersey Limited, acting as the general partner of Good Energies II LP, is a company incorporated in Jersey, the Channel Islands.

Cofra Jersey Limited is a company incorporated in Jersey, the Channel Islands.

Good Energies Inc is a company incorporated in the USA.

Good Energies (UK) LLP is a limited liability partnership organized under the laws of the United Kingdom.

Good Energies AG is a company incorporated in Switzerland.

(d)	Title of Class of Securities:

Ordinary Shares.

CUSIP No. G90565105	SCHEDULE 13G	Page 8 of 11 Pages
(e)	CUSIP Number: G90565105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A. Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited;
(a)	Amount beneficially owned: 136,452,242

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 136,452,242
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 136,452,242
B. Cofra Jersey Limited;
(a)	Amount beneficially owned: 136,452,242

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 136,452,242
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 136,452,242

CUSIP No. G90565105	SCHEDULE 13G	Page 9 of 11 Pages
C. Good Energies Inc
(a)	Amount beneficially owned: 136,452,242

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 136,452,242
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 136,452,242
D. Good Energies (UK) LLP
(a)	Amount beneficially owned: 136,452,242

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 136,452,242
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 136,452,242
E. Good Energies AG
(a)	Amount beneficially owned: 136,452,242

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 136,452,242
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 136,452,242

CUSIP No. G90565105	SCHEDULE 13G	Page 10 of 11 Pages
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
See Exhibit 99.1.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G90565105	SCHEDULE 13G	Page 11 of 11 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 26, 2007.

GOOD ENERGIES II LP acting by its General Partner GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED

by:	/s/ Paul Bradshaw	Fintan Kennedy

	Name: Paul Bradshaw	Fintan Kennedy
Title: Directors

COFRA JERSEY LIMITED

by:	/s/ Paul Bradshaw	Fintan Kennedy

	Name: Paul Bradshaw	Fintan Kennedy
Title: Directors

GOOD ENERGIES INC

by:	/s/ John Drury

Name: John Drury
Title: Director

GOOD ENERGIES (UK) LLP acting by its managing member GOOD ENERGIES INVESTMENTS LIMITED

by:	/s/ Rachael Convery	John Drury

	Name: Rachael Convery	John Drury
Title: Directors

GOOD ENERGIES AG

by:	/s/ Marcel Breninnkmeijer

Name: Marcel Breninnkmeijer
Title: Director
Exhibit Index

Exhibit	Description
99.1	Response to Item 8
99.2	Joint Filing Agreement